**UNITED STATES OF AMERICA**
**BEFORE THE**
**SECURITIES AND EXCHANGE COMMISSION**

October 19, 2026

In the Matter of

**Dance Emotion Studios Inc.**
**Room 3030, 3/F**
**Lai Cheong Industrial Building**
**479 Castle Peak Road**
**Lai Chi Kok**
**Kowloon, Hong Kong**

File No: 000-56863

**ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED**

Dance Emotion Studios Inc. has filed with the Commission a registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 relating to its common stock.

Dance Emotion Studios Inc. requests that the registration statement be made effective prior to the expiration of sixty days after filing with the Commission.

The request for acceleration, which if granted would subject the registration statement to Section 18 of the Act sooner than it would be otherwise, appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration statement shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief